ASI Aviation, Inc.

11921 Freedom Drive, Suite 550

Reston, VA 20190

May 31, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Ms. Kate McHale

Re:	ASI Aviation, Inc.
Offering Statement on Form 1-A
Filed February 26, 2018
File No. 024-10786

Dear Ms. McHale:

We hereby submit the responses of ASI Aviation, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 16, 2018, providing the Staff’s comments with respect to the Company’s Offering Statement on Form 1-A (the “Offering Statement”) filed with the Commission on February 26, 2018. The Company has prepared an Amendment No. 2 (the “Amendment”) to the Offering Statement and has filed the Amendment with the Commission concurrently with the submission of this response letter to you.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.	Please update the interim financial information in your filing in accordance with paragraph (c)(i) of Part F/S of Form 1-A.

Response: The Company has updated the financial information in the Amendment by providing audited financial statements for its most recent fiscal year ended March 31, 2018.

Summary, page 1

Our Corporate History and Structure, page 2

2.	We note your disclosure that you have generated revenues through the provision of IT business development consulting services on a contractual basis to private companies operating in the federal government sector. Please reconcile this with your disclosure on page 30 that the revenues generated were related to the provision to one company of IT business development consulting services that are unrelated to your core business.

Response: The Company has revised the disclosure in the Amendment relating to its provision of IT business development consulting services to make that disclosure consistent.

U.S. Securities and Exchange Commission

May 31, 2018

Management’s Discussion and Analysis of Financial…Results of Operations, page 30

3.	We note your response to comment four of our prior letter and we reissue our comment. Please disclose your specific plan of operation for the twelve months following the commencement of this offering, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please discuss the likely alternatives for satisfying your capital needs. Please refer to Item 9(c) to Part II of Form 1-A.

Response: The Company has revised the plan of operation disclosure on the prospectus to comply with the Staff’s comment above.

Exhibits

Legality Opinion

4.	Please revise the additional assumptions to remove the assumption pertaining to the number of authorized shares. This goes to the validity of the shares, upon which you have opined. See Staff Legal Bulletin 19 (October 14, 2011), Section II(B)(3)(a).

Response: The Company’s legality opinion has been revised as requested and the revised opinion has been filed as an exhibit to the Amendment.

5.	In the penultimate paragraph of your opinion, please remove the generic exclusion of “securities laws” or clarify the laws you are excluding.

Response: The Company’s legality opinion has been revised as requested and the revised opinion has been filed as an exhibit to the Amendment.

Exhibit 11.1

6.	Please amend your filing to include a currently dated consent from your auditors.

Response: A currently dated auditor’s consent has been filed as an exhibit to the Amendment, as requested.

Shell Company Status

We would also like to bring your attention to the fact that we have removed from the Amendment all references to the Company being a “shell company.” We believe that the Company was incorrectly described as a shell company in earlier filings and we are correcting this error in the Amendment. We have made this determination based on the following analysis:

U.S. Securities and Exchange Commission

May 31, 2018

Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), defines the term “shell company” to mean any company, other than an asset-backed issuer, that has (1) no or nominal operations; and (2) either (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

We believe we are a development stage company. Even if we are not considered a development stage company, we would still not be considered a shell company. The Rule 405 definition above uses the word “and” after clause (1) of the definition above, that is, a company must have “no or nominal operations” before the analysis progresses to “no or nominal assets” and the other items in clause (2) of the Rule 405 definition. In other words, if a company has more than nominal operations, it cannot be considered a shell company as defined in Rule 405.

In Securities and Exchange Commission (the “Commission”) Release No. 33-8869 (the “Release”) relating to certain changes to Rule 144 under the Securities Act, some of the commenters were concerned that the definition of a shell company set forth in Rule 405 would capture virtually every company during its start-up phase and that the definition was therefore too broad. The Commission specifically addressed this situation in footnote 172 to the Release by saying, in applicable part:

“Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.”

We believe that our business activities beginning in early 2016 following our incorporation on December 29, 2015, would characterize us as a “startup company” as that term is used by the Commission in Release footnote 172, and that from early 2016 when we began our business development activities, we were not a company with “no or nominal operations.”

We believe that the business development activities we began in early 2016 following our incorporation on December 29, 2015, manifested our strong, active commitment to developing our business. These activities included the following:

On February 1, 2016, we hired our President, James Flynn. Mr. Flynn has been working to develop our aircraft and aircraft spare parts sales and leasing operations and our aviation management consulting services since that time. Also, effective March 1, 2016, we hired Dr. James Silvester as our Chief Financial Officer and Dr. L. Carl Jacobsen as our Vice President of Administration. Each of these officers began to actively work to help us develop our aviation business from that time and each entered into employment agreements although they have all agreed to waive compensation until the Company successfully raises capital sufficient to begin to pay them their agreed upon wages.

All of these officers spent a substantial amount of their time in 2016 exploring various types of aviation related business opportunities, both domestic and international, on behalf of the Company. These business activities included, among other things;

U.S. Securities and Exchange Commission

May 31, 2018

(i)	In May 2016, the Company appointed Nishant Goyal, an independent contractor, to serve as a director of business development in India, to explore aviation related businesses in the emerging Indian aviation market;
(ii)	In October 2016, the Company was involved in bidding on a tender solicited by Air India for the dry lease of two Boeing 737-800 aircraft;
(iii)	Throughout the year ended December 31, 2016, the Company participated in various discussions through its representatives in Myanmar, relating to sales and leasing of various new and old aircraft and aircraft spare parts to the ministry of aviation and the Air Force in Myanmar/Burma;
(iv)	During and prior to 2016, the company was also involved in representing an Illinois based aviation spare parts company with respect to the proposed sale of that company’s aircraft spare parts overseas; and
(v)	In November 2016, Dr. Sahay, the Company’s CEO, was successful in obtaining an IT business development consulting contract from Indigo Technology Inc., a government contractor based in Leesburg, Virginia.

In 2016, the following executive officers were engaged in performing various activities on behalf the Company, including as indicated below:

Dr. B.B. Sahay (CEO and Director): As Chief Executive Officer of the Company since its founding, Dr. Sahay was involved in the overall management and operations of the Company’s business including offering IT business development consulting services to support the Company’s cash flow initially while focusing on development of the Company’s core business, its aviation services.

Mr. James Flynn (President): As President of the Company, Mr. Flynn was involved in the following aspects of the Company’s aviation business in 2016:

(i)	Negotiating with government officials and local representatives with respect to the marketing, sales and leasing of various types of new and used aircraft and aircraft spare parts;
(ii)	Researching and biding on aviation related solicitations/bidding opportunities with various U.S. government agencies; and
(iii)	Exploring new aviation related business opportunities in the U.S. market.

Dr. James Silvester (CFO): As the Company’s Chief Financial Officer, Dr. Silvester was involved in the financial activities of the Company since his hire in early 2016, and he has been the principal financial advisor to Dr. Sahay since that time.

Dr. Carl Jacobsen (Vice President and Secretary): As the Company’s Vice President, Dr. Jacobsen has been involved in advising Dr. Sahay on legal and other administrative matters. Since early 2016, he has also been actively involved in exploring various business opportunities in East Africa among regional airlines located there in order to develop and promote the Company’s international business.

U.S. Securities and Exchange Commission

May 31, 2018

In 2017, we began to generate income through the provision of IT consulting services, the expertise of our CEO, B. B. Sahay. We generated additional IT consulting services revenue in the fiscal year that ended March 31, 2018 and we will continue to pursue that business to generate cash flow to help support our core aviation business efforts. We are actively pursuing the procurement of aircraft for ZAV Airways (“ZAV”) under our contractual brokerage mandate with ZAV, which began in August 2017, and we are pursuing the development of our other core aviation activities including the development of our aircraft, aircraft engines and aircraft spare parts leasing and sales business. Since the beginning of our business activities in early 2016, it has been our intention to acquire inventories of assets relating to the provision of airplanes, airplane spare parts and engines, and we have been looking to accomplish this objective through the one-off purchases of specific inventory items and/or the purchase of entire inventories.

Section 1-02(h) of Regulation S-X defines a development stage company as one devoting substantially all of its efforts to establishing a new business and either of the following conditions exists: (1) planned principal operations have not commenced, or (2) planned principal operations have commenced, but there has been no significant revenue therefrom. We believe that the Company is a development stage company as that term is defined in Subsection (2) above. The Company is not a development stage business that either has no specific business plan or purpose, or that has indicated that our business plan is to merge or acquire an unidentified company or companies. We have been an operational company since our startup in early 2016, with a concrete development plan and active operations in our industry. As such, we believe that we were never, and are not now, a shell company.

If you would like to discuss any of our responses above or if you would like to discuss any other matters relating to our Regulation A offering, please contact the undersigned at (703) 346-5515 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100, or Paul Levites, Esq. at 202 869-0888, ext. 103.

Sincerely,

ASI Aviation, Inc.

		By:	/s/ B.B. Sahay
B.B. Sahay
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.